Mail Stop 3561

May 9, 2007

Gerald Stephan
President
Rockelle Corp.
162 Miller Place Road
Miller Place, NY 11764

Re: Rockelle Corp.
         Amendment no. 1 to Registration Statement on Form SB-2
         Filed April 27, 2007
         File No. 333-140297

Dear Mr. Stephan,

        We have reviewed your responses to the comments in our letter dated February 26, 2007 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement
General

1. We note your response to prior comment 1, however, we could not locate disclosure in your prospectus. Please revise or advise.

Combined Total Possible Profit Selling Stockholders Could Realize, page 12

2. We note your response to prior comment 5. Please revise your disclosure to provide the table that is included in your response letter.

Warrants, page 12

3. We note your response to prior comment 4. Please provide similar disclosure for the warrant held by Acacia Investors in an appropriate place in your prospectus. We note your disclosure on page 19.

Shares Outstanding Prior to the Transaction, page 13

4. We note your responses to prior comments 7 and 10. It is unclear to us how many shares are currently held by non-affiliates and persons other than the selling stockholders. On the cover of your 10-K filed on April 17, 2007, you disclose the aggregate market value based on the last sales price on April 10, 2007. From that data, we approximate that 16.6 million shares of common stock are held by non-affiliates. Please revise here to also disclose the number of shares held by non-affiliates and persons other than the selling stockholders prior to this offering. Please also revise as appropriate throughout the prospectus.

Selling Shareholders, page 18

5. Please footnote your table on page 20 to indicate how Gerard Stephan, Surety Financial Group, LLC and Acacia Investors, LLC obtained their shares. We note your disclosure on page 19.

6. Please tell us whether any of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer.

Part II
Item 26. Recent Sales of Unregistered Securities, page II-2

7. Please ensure that you disclose all unregistered transactions within the past three years. For instance, we note that some of the transactions associated with this registration statement are not disclosed. Refer to Item 701 of Regulation S-B. Please revise or advise.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Gerald Stephan
Rockelle Corp.
May 9, 2007
Page 3

        We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of
a registration statement. Please allow adequate time after the filing of any amendment for
further review before submitting a request for acceleration. Please provide this request at
least two business days in advance of the requested effective date.

        Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with
any other questions.

                                        Regards,

                                        Max A. Webb
                                        Assistant Director

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP
        via facsimile: (732) 577-1188